SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                      For the Year Ended December 31, 2002

                Seneca Foods Corporation Employees' Savings Plan
                            (Full title of the Plan)


                            Seneca Foods Corporation
          (Name of issuer of the securities held pursuant to the Plan)

              3736 South Main Street, Marion, New York 14505
                     (Address of principal executive office)

                              REQUIRED INFORMATION


1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

         See accompanying index on page 3.

2.       Signature

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN




                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES



                               FOR THE YEARS ENDED
                           DECEMBER 31, 2002 AND 2001













                                             Bobbitt, Pittenger & Company, P.A.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN



                                    CONTENTS
                                                                         PAGE

FINANCIAL STATEMENTS

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              1

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                       2

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS            3

NOTES TO FINANCIAL STATEMENTS                                             4

SUPPLEMENTAL SCHEDULE

    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                       8

June 12, 2003



Seneca Foods Corporation
Employees' Savings Plan
Williamsburg, New York


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan ("the Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the foregoing Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants


                                             SENECA FOODS CORPORATION
                                              EMPLOYEES' SAVINGS PLAN

                                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                         December 31,
                                                                                         ------------
                                                                                2002                    2001
                                                                                ----                    ----
           ASSETS


INVESTMENTS:
    At fair value:
        MFS Total Return                                                    $  6,044,205              $  5,960,127
        Growth and Income Fund                                                 4,551,818                 5,358,678
        Stock Index Fund                                                       4,126,358                 4,669,053
        Stable Value Fund                                                      4,621,127                 3,808,973
        Seneca Foods Corp. common stock                                        4,424,816                 3,561,620
        International Fund                                                       572,119                   583,068
        Balanced Fund                                                                268

Total investments                                                             24,340,711                23,941,519

LOANS RECEIVABLE                                                                 143,664                   139,441

CONTRIBUTIONS RECEIVABLE
    Employer                                                                     440,293                   845,709
    Employee                                                                      81,920

Total contributions receivable                                                   522,213                   845,709

NET ASSETS AVAILABLE FOR BENEFITS                                            $25,006,588               $24,926,669


                                                 See notes to financial statements.

                                                        -2-

Certified Public Accountants

                                             SENECA FOODS CORPORATION
                                              EMPLOYEES' SAVINGS PLAN

                                        STATEMENTS OF CHANGES IN NET ASSETS
                                              AVAILABLE FOR BENEFITS


                                                                                     Year Ended December 31,
                                                                                     -----------------------
                                                                                   2002                     2001
                                                                                   ----                     ----

ADDITIONS
    Participant contributions                                                   $  3,836,648          $  3,841,726
    Employer contributions                                                           477,386               870,781
    Net depreciation in fair value
        of investments                                                            (2,892,639)           (1,863,194)
    Interest and dividend income                                                     433,968               439,756

        Total additions                                                            1,855,363             3,289,069

DEDUCTIONS
    Withdrawals by participants                                                   (1,775,444)           (1,577,093)

NET INCREASE                                                                          79,919             1,711,976

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                             24,926,669            23,214,693

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                                  $25,006,588           $24,926,669


                                                 See notes to financial statements.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001


NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute, on a pro-tax basis (elective deferrals), from 1% to 15% of their compensation up to a maximum of $11,000 for the year ending December 31, 2002. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. During the year ended December 31, 2002 the Company contributed twenty-five percent of the first four percent of base compensation that a participant contributes to the Plan. The Company contributions are invested directly in Seneca Foods Corporation common stock and are allocated to participants based on the participants pro rata share of total participating payroll.

Vesting

Participants are immediately vested in all elective contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

Payment of Benefits

After termination of service, the participant's account balance is generally distributed in a lump sum if the balance is less than $3,500.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the Administrator shall determine the method of distribution of the participants' accounts in accordance with the provisions of the plan.

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participants' account is credited with the participants' contribution and allocations of (a) additional Company contributions (if any), and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

All investments are valued at fair value as determined by quoted market prices. Current year increases or decreases in market value are recognized as investment appreciation or depreciation. All security transactions are recorded as of the trade date. Participant-directed investments may be made in the following funds:
(1) Scudder Stable Value Fund; (2) Scudder Balanced Fund; (3) Scudder Growth and Income Fund; (4) Scudder Value Fund; (5) Scudder International Fund; (6) Scudder Stock Index Fund, (7) MFS Total Return Fund, and (8) Seneca Foods Corp. Company Stock (see Note G).

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2002, net assets available for benefits included benefits of $1,850,614 due to participants who have withdrawn from participation in the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

                                             SENECA FOODS CORPORATION
                                              EMPLOYEES' SAVINGS PLAN

                                            NOTES TO FINANCIAL STATEMENTS



 NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                                                     2002                  2001
                                                                                     ----                  ----
MFS Total Return                                                                  $6,044,205            $5,960,127
Growth and Income Fund                                                             4,551,818             5,358,678
Stock Index Fund                                                                   4,126,358             4,669,053
Stable Value Fund                                                                  4,621,127             3,808,973
Seneca Foods Corp. common stock                                                    4,424,816*            3,561,620*

* Nonparticipant-directed

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

        Mutual funds                                                             $(3,079,427)
        Common stock                                                                 186,788
                                                                                 -----------
                                                                                 $(2,892,639)
                                                                                 ===========
NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                     2002                  2001
                                                                                     ----                  ----
Net assets:
    Seneca Foods Corp. common stock                                               $4,424,816            $3,561,620
                                                                                  ==========            ==========
Changes in net assets:
    Contributions                                                                 $1,015,533            $1,044,895
    Net appreciation in fair value                                                   186,788               151,822
    Withdrawals by participants                                                      (54,720)              (62,485)
    Net transfers to participant-directed investments                               (284,405)             (192,900)
                                                                                  ----------            ----------
                                                                                   $ 863,196            $  941,332
                                                                                  ==========            ==========

                            SENECA FOODS CORPORATION
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS
          TO SCHEDULE H OF FORM 5500

Form 5500 for 2002 was prepared using the cash basis method of accounting. The financial statements have been prepared on the accrual basis method of accounting.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Schedule H of the Form 5500:

        Net assets available for benefits
           per the financial statements                             $25,006,588
        Less employer accounts receivable included
           in financial statements                                     (440,293)
        Less employee accounts receivable included
           in financial statements                                      (81,920)
                                                                    -----------
        Net assets available for benefits per
           Schedule H of form 5500                                  $24,484,375
                                                                    ===========
NOTE G - SUBSEQUENT EVENT

Effective January 1, 2003 the Company changed the trustee of the Plan. Some investment options offered under the Plan were changed due to the appointment of the new trustee. Participant holdings in funds available only through the previous trustee were liquidated and transferred to the successor trustee and invested in the new options.

                                               SUPPLEMENTAL SCHEDULE

                                               SENECA FOODS CORPORATION
                                              EMPLOYEES' SAVINGS PLAN

                                   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                 DECEMBER 31, 2002


                                        Description of Investment
      Identity of Issue,                 Including Maturity Date,
     Borrower, Lessor                  Rate of Interest, Collateral,                                    Current
       or Similar Party                     Par or Maturity Value                    Cost                Value
     -------------------               -----------------------------                 ----                -----

     Mutual Funds                      MFS Total Return                          $  6,520,650         $  6,044,205

                                       Balanced Fund                                      278                  268

                                       Growth and Income Fund                       6,724,694            4,551,818

                                       Stock Index Fund                             5,764,983            4,126,358

                                       Stable Value Fund                            4,602,596            4,621,127

                                       International Fund                             847,743              572,119

     Seneca Foods Corp.
         Company Stock                 Common stock                                 3,851,429            4,424,816

     Loan Fund                         Average interest rate of 7.25%                 143,664              143,664
                                                                                  -----------          -----------
TOTAL ASSETS HELD FOR
       INVESTMENT PURPOSES                                                        $28,456,037          $24,484,375
                                                                                  ===========          ===========

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                  Seneca Foods Corporation
                                                  Employees' Savings Plan
                                                  (Name of Plan)



                                                   /s/Kraig H. Kayser
                                                   -----------------------
June 25, 2003                                      Kraig H. Kayser
                                                   Sponsor of Seneca Foods
                                                   Corporation Employees'
                                                   Savings Plan